

June 16, 2021

VIA E-mail

Bomi Lee, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

      Re: The Optima Dynamic Alternatives Fund
            File No. 811-23683

Dear Ms. Lee:

On May 18, 2021, you filed an initial registration statement on Form N-2 on behalf of the Optima Dynamic Alternatives Fund (the "Fund"). We have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1. Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.

PROSPECTUS

Fund Summary

2. <u>Investment Objective and Strategies (page 2)</u>. The second paragraph on this page states that the Fund may invest in a variety of liquid instruments, including "shares of other mutual funds and exchange traded funds." Please add disclosure elaborating on these types of investments and whether the Fund will invest in mutual funds or exchange-traded funds that invest in specific asset classes.

3. <u>Repurchase Offers (page 4)</u>. The disclosure in this paragraph states that "[e]ach repurchase offer ordinarily will be limited to the repurchase of approximately 25% of the Shares outstanding . . . ." However, disclosure in the "REPURCHASE OFFERS; LIMITED LIQUIDITY" section on page 9 states that "the Fund will conduct

repurchase offers of no more than 5% of the Fund's net assets generally quarterly . . . ." Please clarify this distinction in the repurchase percentage to indicate that, while the Fund is limited to repurchasing up 25% of the Shares outstanding, it generally does not plan to repurchase more than 5% quarterly.

4. Fund Fees and Expenses (page 5). Please disclose that the figures in the fee table are based on estimates.

5. Fund Fees and Expenses (page 6). Footnote 3 to the fee table states that the Investment Manager receives a Management Fee of 1.00%. However, the "Management Fee" line item in the fee table shows this fee to be 0.75%. Please reconcile this discrepancy.

6. Example (page 6). The example refers to a 3.00% sales charge. However, the fee table does not reflect any sales charge and disclosure in the "Purchasing Shares — Purchasing Terms" disclosure on page 44 states that Founders Class Shares are not subject to any initial sales charge. Please reconcile this discrepancy.

Investment Objective and Strategies

7. Investment Process (page 8). The third paragraph of this section states that "Manager Selection is broken down into three stages of thorough due diligence processes . . . ." Please elaborate on these "three stages" in greater detail.

8. Investment Process (page 8). The third paragraph of this section states that "Portfolio Construction implements the asset allocation decisions in hand with the approved manager buy list, concentrating on sizing managers appropriately to match portfolio guidelines through a series of quantitative and qualitative inputs." Please describe generally these quantitative and qualitative inputs.

9. Please identify the policies of the Fund that may not be changed without the vote of a majority of the outstanding voting securities, including those policies that the Fund deems to be fundamental within the meaning of Section 8(b) of the 1940 Act. *See* Item 8.2.c of Form N-2.

Principal Risk Factors

10. Industry Concentration Risk (page 12). The disclosure in this risk notes that, while unlikely, it is possible that "at any given time, the assets of Underlying Funds in which the Fund has invested will, in the aggregate, be invested in a single industry or group of related industries constituting 25% or more of the value of their combined total assets." Please explain to the staff how this is consistent with the Fund's own policy not to concentrate in any industry, as disclosed on page 2 of the SAI.

11. Non-U.S. Investments (page 20). Please add additional risk disclosure explaining that (a) it may be difficult to obtain or enforce a court judgment abroad; (b) there may be

restrictions on foreign investments in other jurisdictions; and (c) there may be reduced levels of government regulation in foreign securities markets. *See* Guide 9 to Form N-2.

Administration

12. If the Fund has a dividend-paying agent, please state the name and principal business address of such agent. *See* Item 9.1.e of Form N-2.

Fund Expenses

13. Please explain how organizational expenses will be amortized and over what period. *See* Item 9.1.f of Form N-2.

Conflicts of Interest

14. Please disclose any conflicts that may arise in relation to the Investment Manager's selection of investments or use of techniques, such as leverage, that may have the effect of increasing the Investment Manager's compensation.

15. The disclosure in the second paragraph of this section states that the Investment Manager and its affiliates may provide advisory services to other investment vehicles that may co-invest with the Fund in certain transactions. Please disclose whether the Fund plans to seek an exemptive order to permit it to co-invest.

16. The disclosure in the third paragraph of this section states "[t]he Investment Manager and its affiliates are not obligated to refer any investment opportunity to the Fund." Please supplementally explain to the staff how this is consistent with the Investment Manager's fiduciary duty to the Fund.

Dividend Reinvestment Plan

17. Please disclose whether shareholders will receive partial shares in connection with the Dividend Reinvestment Plan.

Taxes

18. <u>Taxation of the Fund (page 40)</u>. The final paragraph on this page states that "the Fund expects to invest in debt obligations that will be treated as having 'market discount' and/or original issue discount ('OID') for U.S. federal income tax purposes." If the Fund expects to invest significantly in OID securities, please disclose this as part of the Fund's strategy and discuss the risks presented by OID investments, including that:
    a. market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

    b.   use of OID securities may provide certain benefits to the Fund's Investment Manager, including increasing management fees;

    c.   the Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

    d.   the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Purchasing Shares

19. <u>Purchase Terms (page 44)</u>. The penultimate paragraph on this page refers to the "Distributor." Please revise this to refer to the Placement Agent.

20. <u>Purchase Terms (page 45)</u>. The first paragraph on this page says that "Shares will generally be offered for purchase on each business day . . . ." However, the final paragraph on page 3 states that Shares will be available for purchase on the first day of each calendar month. Please reconcile this discrepancy.

21. Please add disclosure indicating whether Shares (a) are liable to further calls or assessments; and (b) have any preemptive rights, conversion rights and, if applicable, sinking fund provisions. *See* Item 10.1.a of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investment Techniques of the Fund and Related Risks

22. <u>Convertible Securities (page 4)</u>. The staff notes that the Fund or Underlying Funds may invest in convertible and hybrid securities. If the Fund invests or expects to invest in contingent convertible securities ("CoCos"), please consider what, if any, disclosure is appropriate regarding the risks of CoCos.

<center>*   *   *</center>

       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: John C. Lee, Branch Chief
       Christian T. Sandoe, Assistant Director